UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

 For the month of December 2015
Commission File Number 001-33922

 DRYSHIPS INC.

 109 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F [X]       Form 40-F [  ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 to this Report on Form 6-K are the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of DryShips Inc. (the "Company") as of and for the nine-month period ended September 30, 2015.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-202821) filed with the Securities and Exchange Commission on April 29, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: December 9, 2015	By:	/s/ George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "DryShips" or the "Company" or "we" shall include DryShips Inc., its subsidiaries and its investment in affiliate. The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the Securities and Exchange Commission (the "Commission") on March 10, 2015 and our Registration Statement on Form F-3, declared effective by the Commission on May 7, 2015. See also the discussion in the section entitled "Forward Looking Statements" below.
Results of Operations
Nine-months ended September 30, 2015 compared to the nine-months ended September 30, 2014.
Selected Financial Data
(Expressed in thousands of U.S. Dollars)
	Nine-month period ended
	September 30,		Change
REVENUES:	2014	2015	Amount	%
Voyage revenues (including amortization of above market acquired time charters)	$269,402	$220,254	$(49,148)	(18.2)%
Service revenue, net	1,317,711	725,805	(591,906)	(44.9)%
Total Revenues	1,587,113	946,059	(641,054)	(40.4)%

EXPENSES:
Voyage expenses	88,167	60,901	(27,266)	(30.9)%
Vessels, drilling rigs and drillships operating expenses	618,908	350,803	(268,105)	(43.3)%
Depreciation and amortization	333,538	226,980	(106,558)	(31.9)%
Impairment loss and loss from sale of vessels and vessel owning companies	-	938,062	938,062	-
Loss on contract cancellation	1,307	28,241	26,934	2,060.7%
General and administrative expenses	139,076	90,098	(48,978)	(35.2)%
Legal settlements and other, net	1,441	(2,803)	(4,244)	(294.5)%
Operating income/(loss)	404,676	(746,223)	(1,150,899)	(284.4)%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(321,156)	(169,096)	152,060	47.3%
Interest income	9,960	511	(9,449)	(94.9)%
Loss on interest rate swaps	(7,845)	(12,319)	(4,474)	57.0%
Other, net	2,830	(6,658)	(9,488)	(335.3)%
Total other expenses, net	(316,211)	(187,562)	128,649	(40.7)%

INCOME/(LOSS) BEFORE INCOME TAXES AND EARNINGS OF AFFILIATED COMPANIES	88,465	(933,785)	(1,022,250)	(1,155.5)%
Loss due to deconsolidation of Ocean Rig	-	(1,347,106)	(1,347,106)	-
Income taxes	(41,873)	(36,931)	4,942	(11.8)%
Equity in net earnings of affiliated company	-	37,409	37,409	-
NET INCOME/(LOSS)	46,592	(2,280,413)	(2,327,005)	(4,994.4)%
Less: Net income attributable to non-controlling interest	(70,107)	(39,029)	31,078	(44.3)%
NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(23,515)	$(2,319,442)	$(2,295,927)	9,763.7%

Revenues
Drybulk Carrier segment
Voyage revenues decreased by $51.6 million, or 34.0%, to $100.0 million for the nine-month period ended September 30, 2015, as compared to $151.6 million for the nine-month period ended September 30, 2014. A decrease of $38.9 million, or 25.6%, is attributable to lower hire rates during the nine-month period ended September 30, 2015, as compared to the relevant period in 2014, while a decrease of $16.5 million, or 10.9% relates to the write-off in overdue receivables and a decrease of $1.7 million or 1.1%, is attributable to the decrease in total voyage days by 113, from 10,334 days to 10,221 days, during the nine-month period ended September 30, 2015, as compared to the nine-month period ended September 30, 2014. The decrease was partly offset by the amortization of above market acquired time charters which decreased by $5.5 million, or 3.6%, during the nine month period ended September 30, 2015, as compared to the relevant period in 2014.
Tanker segment
Voyage revenues increased by $2.5 million, or 2.1%, to $120.3 million for the nine-month period ended September 30, 2015, as compared to $117.8 million for the nine-month period ended September 30, 2014.  An increase of $28.0 million, or 23.8%, is attributable to higher hire rates during the nine-month period ended September 30, 2015, as compared to the relevant period in 2014 and was partly offset by a decrease of $25.5 million or 21.6% due to a decrease in total voyage days by 590, from 2,730 days to 2,140 days, during the nine-month period ended September 30, 2015, as compared to the nine-month period ended September 30, 2014, due to the sale of nine of our tanker vessels during the nine month period ended September 30, 2015.
Offshore Drilling segment - included up to June 8, 2015 (date of deconsolidation)
Revenues from drilling contracts decreased by $591.9 million, or 44.9%, to $725.8 million for the nine-month period ended September 30, 2015, as compared to $1,317.7 million for the nine-month period ended September 30, 2014. From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and revenues are consolidated in the Company's statement of income for the period up to June 8, 2015. Revenues from drilling contracts decreased due to the decreased revenues contributed from the Ocean Rig Olympia and the Ocean Rig Skyros amounting to $66.3 million, as compared to $311.0 million during the same period in 2014, the operations of the Eirik Raude and the Leiv Eiriksson, which contributed $165.3 million during the nine-month period ended September 30, 2015, as compared to $320.0 million during the same period in 2014 and the operations of the Ocean Rig Mylos, the Ocean Rig Poseidon, the Ocean Rig Mykonos and the Ocean Rig Corcovado which contributed $351.5 million revenues during the nine-month period ended September 30, 2015, as compared to $605.0 million during the same period in 2014. The decrease was partly offset by an increase in the operations of the Ocean Rig Apollo and the Ocean Rig Athena, that were added to the fleet during the first quarter of 2015 and 2014, respectively, resulting in additional revenues of $60.9 million. The maximum day rates for the contracts on which Ocean Rig's drilling units were employed during the nine-month period ended September 30, 2015, ranged between approximately $355,000 and $649,909 per day. The maximum day rates for the contracts on which Ocean Rig's drilling units were employed during the nine-month period ended September 30, 2014, ranged between approximately $443,016 and $690,100 per day.
Voyage expenses
Drybulk Carrier segment
Voyage expenses decreased by $6.2 million, or 23.8%, to $19.9 million for the nine-month period ended September 30, 2015, as compared to $26.1 million for the nine-month period ended September 30, 2014. The decrease in voyage expenses is mainly due to the decrease in address and brokerage commissions which relates to the respective decrease in voyage revenues and the decrease in bunker expenses and port dues for the nine-month period ended September 30, 2015.

Tanker segment
Voyage expenses decreased by $21.1 million, or 34.0%, to $41.0 million for the nine-month period ended September 30, 2015, as compared to $62.1 million for the nine-month period ended September 30, 2014. The decrease is mainly due to the sale of nine of our tanker vessels (Petalidi, Bordeira, Lipari, Belmar, Saga, Mareta, Vilamoura, Calida and Daytona) during the nine-month period ended September 30, 2015.
Offshore Drilling segment - included up to June 8, 2015 (date of deconsolidation)
The Offshore Drilling segment did not incur any voyage expenses during the relevant periods.
Vessels, drilling rigs and drillships operating expenses
Drybulk Carrier segment
Vessels' operating expenses increased by $5.3 million, or 8.0%, to $71.8 million for the nine-month period ended September 30, 2015, as compared to $66.5 million for the nine-month period ended September 30, 2014. The increase is mainly due to increased dry-docking expenses of $8.5 million recognized during the nine-month period ended September 30, 2015, partly offset by decreased expenses in spares and repairs and other expenses.
Tanker segment
Vessels' operating expenses remained approximately the same, amounting to $19.4 million for the nine-month period ended September 30, 2014 and 2015. Operating expenses for the tankers segment decreased due to the sale of nine of our tanker vessels (Petalidi, Bordeira, Lipari, Belmar, Saga, Mareta, Vilamoura, Calida and Daytona) during the nine-month period ended September 30, 2015 however the decrease was partly offset by an increase due to increased dry-docking expenses of $4.5 million recognized during the nine-month period ended September 30, 2015, as compared to the same period in 2014.
Offshore Drilling segment - included up to June 8, 2015 (date of deconsolidation)
Drilling rigs and drillships operating expenses decreased by $273.4 million, or 51.3%, to $259.6 million for the nine-month period ended September 30, 2015, compared to $533.0 million for the nine-month period ended September 30, 2014. From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method, and operating expenses are consolidated in the Company's statement of income for the period up to June 8, 2015. Drilling rigs and drillships operating expenses decreased by $285.5 million due to the decrease in operating expenses of the Leiv Eiriksson, the Eirik Raude, the Ocean Rig Olympia, the Ocean Rig Poseidon, the Ocean Rig Mykonos, the Ocean Rig Corcovado, the Ocean Rig Mylos and the Ocean Rig Skyros. This decrease was partly offset by the operations of the Ocean Rig Apollo and the Ocean Rig Athena, that were added to the fleet during the first quarter of 2015 and 2014, respectively, resulting in higher operating expenses in the nine-month period ended September 30, 2015, amounting to $12.1 million.
Depreciation and amortization
Drybulk Carrier segment
Depreciation and amortization expense decreased by $8.8 million, or 11.8%, to $65.6 million for the nine-month period ended September 30, 2015, as compared to $74.4 million for the nine-month period ended September 30, 2014. The decreased depreciation charge for the drybulk fleet for the nine month period ended September 30, 2015, as compared to the same period in 2014, is due to the fact that no depreciation charge was recorded for our dry bulk carriers after their classification as held for sale on September 9, 2015.

Tanker segment
Depreciation and amortization expense decreased by $12.2 million, or 67.0%, to $6.0 million for the nine-month period ended September 30, 2015, as compared to $18.2 million for the nine-month period ended September 30, 2014. The decrease is due to the fact that no depreciation charge was recorded for these vessels after the classification of the tanker fleet as held for sale on March 30, 2015. Furthermore, during the three month period ended September 30, 2015, the tankers Petalidi, Bordeira, Lipari, Belmar, Saga, Mareta, Vilamoura, Calida and Daytona were delivered to their new owners.
Offshore Drilling segment – included up to June 8, 2015 (date of deconsolidation)
Depreciation and amortization expense decreased by $85.5 million, or 35.5%, to $155.4 million for the nine-month period ended September 30, 2015, as compared to $240.9 million for the nine-month period ended September 30, 2014. From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and depreciation charge is consolidated in the Company's statement of income for the period up to June 8, 2015. Depreciation and amortization expense decreased due to a decrease of $93.2 million in depreciation expense charged for the Leiv Eiriksson, the Eirik Raude, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon, the Ocean Rig Mykonos, the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena. These decreases were partly offset by an increase due to the operation of the Ocean Rig Apollo, which was added to the fleet during the first quarter of 2015, amounting to $8.0 million.
Impairment loss and loss from sale of vessels and vessel owning companies
Drybulk Carrier segment
During the nine-month period ended September 30, 2015, we recorded an impairment loss and loss from sale of vessels and vessel owning companies of $881.4 million.  A loss of $83.9 million was recorded as a result of the impairment review performed, prior to the entering into agreements for the sale of our vessels and vessel owning companies. Furthermore, following the sales agreements for 14 vessel owning companies and three of our dry bulk vessels and the classification of the remaining 22 vessels of our dry bulk fleet as held for sale, we incurred an additional charge of $797.5 million included in "Impairment loss and loss from sale of vessels and vessel owning companies." No such loss was recorded during the relevant period in 2014.
Tanker segment
During the nine month period ended September 30, 2015 and following the ten Memoranda of Agreement for the sale of our tanker vessels we recorded a charge of $56.6 million as a result of the reduction of the vessels' carrying amount to their fair value less cost to sell. No such loss was recorded during the relevant period in 2014.
Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
The Offshore Drilling segment did not incur any impairment loss during the relevant periods.
Loss on contract cancellation
Drybulk Carrier segment
During the nine month period ended September 30, 2015, we incurred $28.2 million loss on contract cancellation, due to an agreement that we concluded with one of our charterers to write-off overdue receivables in exchange of amending certain terms of the respective time charter contracts. During the nine-month period ended September 30, 2014, we recorded a loss on contract cancellation of $1.3 million related to the cancellation of the construction of our four newbuildings.

Tanker segment
The tanker segment did not incur any loss on contract cancellation during the relevant periods.
Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
The Offshore Drilling segment did not incur any loss on contract cancellation during the relevant periods.
General and administrative expenses
Drybulk Carrier segment
General and administrative expenses increased by $0.5 million, or 1.5%, to $33.4 million for the nine-month period ended September 30, 2015, compared to $32.9 million for the nine-month period ended September 30, 2014. General and administrative expenses increased mainly due to the allocation of the annual remuneration awarded to Basset under the consultancy agreement effective from January 1, 2015, for the consultancy services of Mr. Antony Kandylidis in his capacity as Executive Vice President of the Company. The increase was offset by a decrease in management fees for the nine month period ended September 30, 2015, as compared to the same period in 2014.
Tanker segment
General and administrative expenses increased by $0.4 million, or 4.3%, to $9.7 million for the nine-month period ended September 30, 2015, compared to $9.3 million for the nine-month period ended September 30, 2014. The increase is attributable to the allocation of the annual remuneration awarded to Basset under the consultancy agreement effective from January 1, 2015, for the consultancy services of Mr. Antony Kandylidis in his capacity as Executive Vice President of the Company as well as legal expenses incurred during the nine month period ended September 30, 2015, relating to legal services for the Tankships Initial Public Offering. The increase was partly offset by a decrease in management fees for the nine month period ended September 30, 2015, as compared to the same period in 2014.
Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
General and administrative expenses decreased by $49.9 million, or 51.5%, to $47.0 million for the nine-month period ended September 30, 2015, as compared to $96.9 million for the nine-month period ended September 30, 2014. From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and general and administrative expenses are consolidated in the Company's statement of income for the period up to June 8, 2015.  General and administrative expenses decreased during the nine month period ended September 30, 2015, due to the decreased cost for the operation of the offices in Angola and Athens and decreased consultancy fees.
Legal settlements and other, net
Drybulk Carrier segment
Legal settlements and other, net amounted to a gain of $0.8 million for the nine-month period ended September 30, 2015, as compared to a gain of $1.3 million in the relevant period in 2014.
Tanker segment
The Tanker segment did not incur such gains or losses during the relevant periods.

Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
Legal settlements and other, net increased by $4.7 million, or 174.1%, to a gain of $2.0 million for the nine-month period ended September 30, 2015, as compared to a loss of $2.7 million, for the nine-month period ended September 30, 2014. From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method, and legal settlements and other net are consolidated in the Company's statement of income for the period up to June 8, 2015.  The gain during the nine-month period ended September 30, 2015, concerns an insurance claim for Ocean Rig Mylos, as compared to losses from cancellation fees from a blow-out preventer order for the Leiv Eiriksson incurred during the nine-month period ended September 30, 2014 and write off of warranty claims.
Interest and finance costs
Drybulk Carrier segment
Interest and finance costs decreased by $38.4 million, or 48.0%, to $41.6 million for the nine-month period ended September 30, 2015, as compared to $80.0 million for the nine-month period ended September 30, 2014. The decrease is mainly due to the repayment of our Convertible Senior Notes during November 2014 and was partly offset by the cancellation fees and write-off of financing fees of the loans associated with the sale of our vessels and vessel owning companies, during the nine-month period ended September 30, 2015.
Tanker segment
 Interest and finance costs increased by $1.7 million, or 21.5%, to $9.6 million for the nine-month period ended September 30, 2015, as compared to $7.9 million for the nine-month period ended September 30, 2014. The increase is mainly due to cancellation fees and write-off of financing fees that we incurred due to the prepayment of the loans associated with the sale of our tankers, during the nine-month period ended September 30, 2015.
Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
Interest and finance costs decreased by $115.4 million, or 49.5%, to $117.9 million for the nine-month period ended September 30, 2015, as compared to $233.3 million for the nine-month period ended September 30, 2014. From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and interest and finance costs are consolidated in the Company's statement of income for the period up to June 8, 2015. The decrease is also associated with the non-cash write-offs and redemption costs associated with the full refinancing of Ocean Rig's $500.0 million 9.5% senior unsecured notes due 2016, totaling $32.6 million, during the nine month period ended September 30, 2014, which were partly offset by the higher level of debt during the nine-month period ended September 30, 2015.
Interest income
Drybulk Carrier segment
The Drybulk segment did not earn any material interest income for the nine-month period ended September 30, 2015, as compared to $0.9 million for the nine-month period ended September 30, 2014. The decrease was mainly due to a decrease in bank interest rates in time deposits during the nine month period ended September 30, 2015, as compared to the relevant period in 2014.
Tanker segment
The Tanker segment did not earn any interest income during the relevant periods.

Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
Interest income decreased by $8.6 million, or 94.5%, to $0.5 million for the nine-month period ended September 30, 2015, compared to $9.1 million for the nine-month period ended September 30, 2014. From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and interest income is consolidated in the Company's statement of income for the period up to June 8, 2015. The decrease was also due to the decreased interest rates on our deposits during the nine month period ended September 30, 2015, as compared to the relevant period in 2014.
Loss on interest rate swaps
Drybulk Carrier segment
Losses on interest rate swaps decreased by $0.2 million or 25.0% to a loss of $0.6 million for the nine-month period ended September 30, 2015, as compared to a loss of $0.8 million for the nine-month period ended September 30, 2014. The loss for the nine-month period ended September 30, 2015, was mainly due to mark to market losses of outstanding swap positions.
Tanker segment
Losses on interest rate swaps increased by $1.3 million or 162.5% to a loss on interest rate swaps of $2.1 million realized for the nine-month period ended September 30, 2015, as compared to a loss of $0.8 million for the nine-month period ended September 30, 2014. The loss for the nine-month period ended September 30, 2015, was mainly due to mark to market losses of outstanding swap positions.
Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
For the nine-month period ended September 30, 2015, the drilling segment incurred losses on interest rate swaps of $9.6 million, as compared to losses of $6.2 million for the nine-month period ended September 30, 2014. From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and loss on interest rate swaps is consolidated in the Company's statement of income for the period up to June 8, 2015. The loss for the nine-month period ended September 30, 2015, was mainly due to mark to market losses of outstanding swap positions.
Other, net
Drybulk carrier segment
Other, net amounted to a loss of $0.6 million for the nine-month period ended September 30, 2015, compared to a gain of $1.2 million for the nine-month period ended September 30, 2014.
Tanker segment
Other, net amounted to a gain of $0.2 million for the nine-month period ended September 30, 2015, as compared to a gain of $0.9 million for the nine-month period ended September 30, 2014. The decrease is mainly due to foreign currency exchange rate differences.

Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
Other, net amounted to a loss of $6.3 million for the nine-month period ended September 30, 2015, compared to a gain of $0.8 million for the nine-month period ended September 30, 2014. From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and other, net are consolidated in the Company's statement of income for the period up to June 8, 2015. The loss recognized is due to foreign currency exchange rate differences.
Loss due to deconsolidation of Ocean Rig
During the nine-month period ended September 30, 2015 and following an equity offering of Ocean Rig on June 8, 2015, we lost our controlling financial interest and deconsolidated Ocean Rig from our financial statements. As a result of the above transaction, we incurred a loss due to deconsolidation of $1,347.1 million.
Income taxes
Drybulk Carrier segment
We did not incur any income taxes on international shipping income in our Drybulk Carrier segment for the relevant periods.
Tanker segment
We did not incur any income taxes on international shipping income in our Tanker segment for the relevant periods.
Offshore Drilling segment– included up to June 8, 2015 (date of deconsolidation)
Income taxes decreased by $5.0 million, or 11.9%, to $36.9 million for the nine-month period ended September 30, 2015, compared to $41.9 million for the nine-month period ended September 30, 2014. From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and income taxes are consolidated in the Company's statement of income for the period up to June 8, 2015. As Ocean Rig's drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.
Equity in net earnings of affiliated company
During the nine-month period ended September 30, 2015 and following an equity offering of Ocean Rig on June 8, 2015, we lost our controlling financial interest and deconsolidated Ocean Rig from our financial statements. As a result of the above transaction, we presented our share of earnings from Ocean Rig amounting to $37.4 million as a single amount in the unaudited interim condensed consolidated statements of operations.
Liquidity
As of September 30, 2015, we had cash and cash equivalents of $106.1 million and $5.5 million of restricted cash related to (i) bank deposits which are used to fund the loan installments coming due, (or "retention accounts"); (ii) bank deposits permanently blocked as cash collateral; and (iii) required minimum cash and cash equivalents, (or "minimum liquidity").

Our cash and cash equivalents decreased by $460.1 million, or 81.3%, to $106.1 million as of September 30, 2015, compared to $566.2 million as of December 31, 2014 and our restricted cash decreased by $87.2 million, or 94.1%, to $5.5 million as of September 30, 2015, compared to $92.7 million as of December 31, 2014. The decrease in our cash and cash equivalents was mainly due to the deconsolidation of Ocean Rig. On June 8, 2015, following an equity offering of Ocean Rig, the Company's ownership decreased to 47.2% and, accordingly, the Company lost its controlling financial interest and deconsolidated Ocean Rig from its financial statements. The decrease was also due to loan repayments of $623.6 million, dividends paid amounting to $20.5 million and the payments of financing fees of $6.4 million, which were partly offset by loan proceeds of $462.0 million and the proceeds from the sale of our vessels and vessel owning companies amounting to $550.9 million, the decrease in our restricted cash amounting to $75.4 million and cash flows provided by operating activities of $229.2 million. We believe that we will be able to satisfy our liquidity needs for the next 12 months with the cash we generate from our operations and, if required, proceeds from future debt or equity issuances.
Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, the maintenance of the quality of our vessels, compliance with international shipping standards, environmental laws and regulations, the funding of working capital requirements, principal repayments on outstanding loan facilities and the payment of dividends.
As of September 30, 2015, we had total indebtedness of $565.5 million under our senior secured credit facilities, excluding unamortized financing fees, of which $236.2 were classified as "held for sale", due to the sale of the respective vessel owning companies.
Please refer to the discussion on Long-term Debt as detailed in Note 9 of the Company's Consolidated Financial Statements included in the Annual Report on Form 20-F (File No. 001-33922) for the year ended December 31, 2014, filed with the Commission on March 10, 2015 and Note 10 of the unaudited interim condensed consolidated financial statements included herein.
Cash flow
Net cash provided by operating activities was $229.2 million for the nine-month period ended September 30, 2015. In determining net cash provided by operating activities for the nine-month period ended September 30, 2015, net loss was adjusted for the effects of certain non-cash items including $1,347.1 million of loss due to deconsolidation of Ocean Rig, $227.0 million of depreciation and amortization, $938.1 million of impairment charge, $27.2 million of amortization and write-off of deferred financing costs and $6.2 million of non-cash stock based compensation expenses. Moreover for the nine-month period ended September 30, 2015, net loss was also adjusted for the effects of non-cash items such as the gain in the change in fair value of derivatives of $7.9 million and the amortization of above market value acquired time charters of $1.4 million. The Company had net cash inflows from changes in operating assets and liabilities of approximately $40.6 million for the nine-month period ended September 30, 2015. Net cash provided by operating activities was $266.4 million for the nine-month period ended September 30, 2014.
Net cash used in investing activities was $500.9 million for the nine-month period ended September 30, 2015, consisting mainly of the cash decrease of $621.6 million due to the deconsolidation of Ocean Rig and the fixed assets additions at $505.7 million, which were partly offset by $550.9 million of proceeds from the sale of our vessels and vessel owning companies and $75.4 million of decrease in restricted cash. Net cash used in investing activities was $716.0 million for the nine-month period ended September 30, 2014.
Net cash used in financing activities was $188.5 million for the nine-month period ended September 30, 2015, consisting mainly of the loan proceeds of $462.0 million, which were partly offset by the $20.5 million in payments for dividends, $6.4 million in payments for financing costs and repayments of $623.6 million of debt under our long-term credit facilities. Net cash provided by financing activities was $351.1 million for the nine-month period ended September 30, 2014.

Financing activities
Long-term debt
As of September 30, 2015, we were in breach of certain financial covenants contained in our loan agreements. Furthermore, we are in discussions to extend the maturity of a certain loan agreement which has lapsed. These incidents constitute events of default and may result in the lenders requiring immediate repayment of the loans. As a result of the aforementioned non-compliance and the cross-default provisions contained in all bank loan agreements, we have classified the bank loans, amounting to $329.3 million, as current liabilities while the remaining loan balances in breach of $236.2 million are classified as "Liabilities held for sale" due to the sale of the respective vessel owning companies . For more information, see "Item 5.B. Liquidity and Capital Resources – Breach of Covenants under Secured Credit Facilities" in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Commission on March 10, 2015.
We are currently in negotiations with some of our lenders to obtain waivers of our covenant breaches, to extend our existing waivers of covenant breaches, or to extend debt maturities which have lapsed. We cannot guarantee that we will be able to obtain our lenders' waiver or consent, or extensions, with respect to the aforementioned noncompliance under our credit facilities, or any non-compliance with specified financial ratios or financial covenants under future financial obligations we may enter into, or that we will be able to refinance or restructure any such indebtedness. If we fail to remedy the matters discussed above, our lenders may accelerate our indebtedness under the relevant credit facilities, which could trigger the cross-default provisions contained in our other credit facilities. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens.
Management expects that the lenders will not demand immediate payment of the loans under which we were in breach as of September 30, 2015. Management plans to settle the loan interest and scheduled loan repayments with cash expected to be generated from operations, from financing activities and from proceeds from sale of vessels and vessel owning companies. In addition, if conditions in the drybulk charter markets decline from current levels and the market value of our vessels decline even further, we may seek to restructure our outstanding indebtedness.  For more information, see Note 10 to our unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2015.
The annual principal payments required to be made after September 30, 2015, including balloon payments, totaling $329.3 million due through September 2016, are as follows:
Twelve months ending	Total (in thousands)
September 30, 2016	$329,287

Less: Financing fees	(1,744)
Total debt	$327,543

Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements.
Recent Developments
-	On October 1, 2015, the vessel Manasota was delivered to its new owners and we repaid in full the respective tranche of its loan amounting to $19.2 million.

-
On October 13, 2015, the vessels Raiatea, Robusto, Cohiba, Montecristo, Flecha, Partagas, Woolloomooloo, Saldanha, Topeka and Helena were delivered to their new owner who also assumed in full the bank debt which had a balance of $130.9 million.

-	On October 16, 2015, we made a prepayment of $40.0 million and repaid in full the loan agreement dated November 14, 2014.
-
On October 21, 2015, we acquired an approximately 98% equity stake in Nautilus OffShore Services Inc. (hereafter referred to as "Nautilus") for a purchase price of $87.0 million plus the assumption of approximately $33 million of net debt.
Nautilus indirectly through its subsidiaries owns six Offshore Supply Vessels of which four are Oil Spill Recovery Vessels (OSRVs) and two are Platform Supply Vessels (PSVs), all of which are on time charter to Petrobras until certain dates through 2017. The vessels are managed by TMS OffShore Services Inc., an entity controlled by the Company's Chief Executive Officer, Mr. George Economou.

-
On October 21, 2015, as amended on November 11, 2015, we entered into a secured revolving credit facility of up to $60.0 million with an entity controlled by Mr. George Economou. The loan is secured by the shares that we hold in Ocean Rig and in Nautilus, and by a first priority mortgage over one Panamax dry-bulk carrier. The loan has a tenor of three years.  Under this agreement, the lender has the right to convert a portion of the outstanding loan into shares of our common stock or into shares of common stock of Ocean Rig held by us. The conversion will be based on the volume weighted average price of either stock plus a premium. Furthermore, we, as the borrower under this agreement, have the right to convert $10.0 million of the outstanding loan into 100,000,000 preferred shares. These shares will have 5 votes each and will be mandatorily converted into common stock, on a one for one basis, within 3 months after issuance.

-	On October 29, 2015, the vessel Alicante was delivered to its new owners and we repaid the associated secured loan of $24.0 million.
-
On November 2, 2015, we concluded two Memoranda of Agreement to sell our two Supramax vessels, the Byron and the Galveston, for an aggregate sales price of $12.3 million. The vessels were delivered to their new owners on November 25 and November 30, 2015, respectively.

-	On November 6, 2015, we repaid in full the Nautilus assumed bank debt, amounted to $45.5 million.
-	On November 24, 2015, we acquired the remaining approximately 2% equity stake in Nautilus.
Significant Accounting policies
A discussion of the Company's significant accounting policies can be found in the Company's Consolidated Financial Statements included in the Annual Report on Form 20-F (File No. 001-33922) for the year ended December 31, 2014 filed with the Commission on March 10, 2015.
Changes in Accounting Policies
Other than those disclosed in the interim condensed consolidated financial statements, there have been no material changes to these policies in the nine-month period ended September 30, 2015.

FORWARD-LOOKING STATEMENTS
The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and we are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," and "expect" reflect forward-looking statements.
All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:
●	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;
●	the Company's ability to enter into new contracts for drilling rigs and drillships and future utilization rates and contract rates for drilling rigs and drillships;
●	future capital expenditures and investments in the construction, acquisition and refurbishment of drilling rigs and drillships (including the amount and nature thereof and the timing of completion thereof);
●	statements about drybulk and tanker shipping market trends, including charter rates and factors affecting supply and demand;
●	the Company's ability to obtain additional financing and comply with covenants in such financing arrangements;
●	expectations regarding the availability of vessel acquisitions; and
●	anticipated developments with respect to pending litigation.
The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although DryShips believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, DryShips cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this report.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and drybulk vessel, drilling unit and tanker values, failure of a seller to deliver one or more drilling units, tankers or drybulk vessels, failure of a buyer to accept delivery of a drilling unit, tanker or drybulk vessel, inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in DryShips' voyage and operating expenses, including bunker prices, dry-docking and insurance costs, vessel breakdowns and instances of off-hires, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors listed from time to time in reports, registration statements and other materials that we file with the Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20–F.

DRYSHIPS INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRYSHIPS INC.
Consolidated Balance Sheets
As of December 31, 2014 and September 30, 2015 (unaudited)
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,	September 30,
ASSETS	2014	2015

CURRENT ASSETS:
Cash and cash equivalents	$566,242	$106,088
Restricted cash	92,694	5,504
Trade accounts receivable, net of allowance for doubtful receivables of $2,825 and $58 at December 31, 2014 and at September 30, 2015, respectively	404,656	14,697
Due from related parties (Note 4)	38,221	18,563
Assets held for sale (Note 7)	-	611,544
Other current assets (Note 5)	125,464	9,471
Total current assets	1,227,277	765,867

FIXED ASSETS, NET:
Advances for drillships under construction and related costs (Note 6)	623,984	-
Vessels, net (Note 7)	2,141,617	-
Drilling rigs, drillships, machinery and equipment, net (Note 7)	6,259,747	-
Total fixed assets, net	9,025,348	-

OTHER NON-CURRENT ASSETS:
Investment in affiliate (Note 9)	-	472,298
Financial instruments (Note 11)	11,086	193
Other non-current assets (Note 8)	107,892	1,000
Total other non-current assets	118,978	473,491
Total assets	$10,371,603	$1,239,358

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred finance costs (Note 10)	$1,165,021	$327,543
Liabilities held for sale (Note 7)	-	245,217
Accounts payable and other current liabilities	97,608	9,754
Accrued liabilities	192,239	8,309
Due to related parties (Note 4)	12,717	10,757
Deferred revenue	123,728	1,030
Financial instruments (Note 11)	30,447	5,418
Total current liabilities	1,621,760	608,028

NON-CURRENT LIABILITIES
Long-term debt, net of current portion and deferred finance costs (Note 10)	4,352,592	-
Financial instruments (Note 11)	10,420	247
Deferred revenue	81,359	-
Other non-current liabilities	15,084	-
Total non-current liabilities	4,459,455	247

COMMITMENTS AND CONTINGENCIES (Note 14)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2014 and September 30, 2015; 100,000,000 shares designated as Series A Convertible preferred stock; 0 shares of Series A Convertible Preferred stock issued and outstanding at December 31, 2014 and September 30, 2015, respectively	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2014 and September 30, 2015; 706,064,321 and 708,164,321 shares issued and outstanding at December 31, 2014 and September 30, 2015, respectively	7,060	7,081
Treasury stock; $0.01 par value; 36,100,000 shares at December 31, 2014 and September 30, 2015 (Note 12)	(361)	(361)
Additional paid-in capital (Note 12)	3,249,376	3,200,317
Accumulated other comprehensive income/(loss)	(6,622)	120
Accumulated deficit	(256,632)	(2,576,074)
Total DryShips Inc. stockholders' equity	2,992,821	631,083
Non-controlling interests (Note 18)	1,297,567	-
Total equity	4,290,388	631,083
Total liabilities and stockholders' equity	$10,371,603	$1,239,358

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the nine-month periods ended September 30, 2014 and 2015
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Nine-month period ended September 30,
	2014	2015
REVENUES:
Voyage revenues (including amortization of above market acquired time charters)	269,402	220,254
Service revenue, net	1,317,711	725,805
Total Revenues (Note 16)	$1,587,113	$946,059

EXPENSES:
Voyage expenses	88,167	60,901
Vessels, drilling rigs and drillships operating expenses	618,908	350,803
Depreciation and amortization (Note 7)	333,538	226,980
Impairment loss and loss from sale of vessels and vessel owning companies (Note 7)	-	938,062
Loss on contract cancellation (Note 14)	1,307	28,241
General and administrative expenses (Note 4)	139,076	90,098
Legal settlements and other, net (Note 14)	1,441	(2,803)
Operating income/(loss)	404,676	(746,223)

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 15)	(321,156)	(169,096)
Interest income	9,960	511
Loss on interest rate swaps (Note 11)	(7,845)	(12,319)
Other, net	2,830	(6,658)
Total other expenses, net	(316,211)	(187,562)

INCOME/(LOSS) BEFORE INCOME TAXES AND EARNINGS OF AFFILIATED COMPANIES	88,465	(933,785)

Loss due to deconsolidation of Ocean Rig (Note 9)	-	(1,347,106)
Income taxes (Note 19)	(41,873)	(36,931)
Equity in net earnings of affiliated company (Note 9)	-	37,409

NET INCOME/(LOSS)	$46,592	$(2,280,413)

Less: Net income attributable to non-controlling interest	(70,107)	(39,029)

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(23,515)	$(2,319,442)

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS (Note 17)	(24,048)	(2,320,012)

LOSS PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS BASIC AND DILUTED (Note 17)	$(0.06)	$(3.49)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 17)	411,999,014	664,882,270

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss
For the nine-month periods ended September 30, 2014 and 2015
(Expressed in thousands of U.S. Dollars)

	Nine-month period ended September 30,
	2014	2015
- Net income/(loss)	$46,592	$(2,280,413)
Other comprehensive income/(loss):
- Reclassification of realized losses associated with capitalized interest to the Unaudited Interim Condensed Consolidated Statement of Operations, net (Note 11)	415	361
- Actuarial gains/(losses)	(557)	42

Total other comprehensive income/(loss)	$(142)	$403
Total comprehensive income/(loss)	46,450	(2,280,010)
- Less: comprehensive income attributable to non-controlling interests	(70,048)	(39,144)
Comprehensive loss attributable to DryShips Inc.	$(23,598)	$(2,319,154)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2014 and 2015
(Expressed in thousands of U.S. Dollars)

	Nine-month period ended September 30,
	2014	2015
Net Cash Provided by Operating Activities	$266,446	$229,210

Cash Flows Provided by/(Used in) Investing Activities:
Cash decrease due to deconsolidation of Ocean Rig	-	(621,615)
Fixed assets additions	(769,440)	(505,670)
Short term investments	221	74
Decrease in restricted cash	53,170	75,388
Net proceeds from sale of vessels and vessel owning companies	-	550,940
Net Cash Used in Investing Activities	(716,049)	(500,883)

Cash Flows Provided by/(Used in) Financing Activities :
Proceeds from long-term debt and senior notes	2,250,000	462,000
Principal payments and repayments of long-term debt and senior notes	(1,925,669)	(623,575)
Net proceeds from common stock issuance	89,288	-
Dividends paid	(20,451)	(20,526)
Payment of financing costs, net	(42,022)	(6,380)
Net Cash Provided by/(Used in) Financing Activities	351,146	(188,481)
Net decrease in cash and cash equivalents	(98,457)	(460,154)

Cash and cash equivalents at beginning of the period	595,142	566,242
Cash and cash equivalents at end of the period	$496,685	$106,088
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:
The accompanying unaudited interim condensed consolidated financial statements include the accounts of DryShips Inc., its subsidiaries and its investment in affiliate (collectively, the "Company" or "DryShips"). DryShips was formed on September 9, 2004, under the laws of the Republic of the Marshall Islands.  The Company is a provider of international seaborne dry cargo and oil transportation services.
The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP") and applicable rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") and required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on March 10, 2015.
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and include the accounts and operating results of Dryships, its wholly-owned subsidiaries, its affiliate and its VIE. As of December 31, 2014, the Company consolidated one VIE for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The VIE's total assets and liabilities, as of December 31, 2014, were $64,314 and $65,358, respectively, while total liabilities exceeded total assets by $1,044.
From June 8, 2015, Ocean Rig UDW Inc. ("Ocean Rig") has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and its assets and liabilities are not consolidated in the Company's balance sheet as of September 30, 2015 and, consequently, additional disclosures for Ocean Rig, its subsidiaries and its VIE, for 2015 have not been included.
In the opinion of management, these unaudited interim condensed consolidated financial statements, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2015, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2015.
2. Significant Accounting Policies:
A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 10, 2015 (the "Consolidated Financial Statements for the year ended December 31, 2014"). There have been no material changes to these policies in the nine-month period ended September 30, 2015.
Additional accounting policies
Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but over which it does not exercise control. Investments in these entities are accounted for by the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost or at fair value in case of a retained investment in the common stock of an investee in a deconsolidation transaction, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. When the Company's share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.
Affiliates included in the financial statements accounted for under the equity method: In the consolidated financial statements of the Company, the following entity is included as an affiliate and is accounted for under the equity method for the period during which such entity was an affiliate of the Company:
(i)            Ocean Rig and its subsidiaries (ownership interest as of September 30, 2015, was 40.4%).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

2. Significant Accounting Policies - continued:
Discontinued operations: In April 2014, the FASB issued ASU 2014-08, "Presentation of Financial Statements and Property, Plant and Equipment", changing the presentation of discontinued operations on the statement of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations (Note 7). The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014.

3. Going Concern:
As of September 30, 2015, the Company was in breach of certain financial covenants. Furthermore, the Company is in discussions to extend the maturity of a certain loan agreement which has lapsed. These incidents constitute events of default and may result in the lenders requiring immediate repayment of the loans. As a result of this non-compliance and of the cross default provisions contained in all bank loan agreements, the Company has classified the bank loans amounting to $329,287 as current liabilities, while the remaining loan balances in breach of $236,185 are classified as "Liabilities held for sale" due to the sale of the respective vessel owning companies (Note 10).
Cash expected to be generated from operations assuming that current market charter hire rates would prevail in the twelve-month period ending September 30, 2016, will not be sufficient to cover the Company's current maturities of long-term debt and the Company expects to finance them with either cash on hand, operational cash flows, proceeds from sale of vessels and vessel owning companies and debt or equity issuances, or a combination thereof.
The Company is currently in negotiations with some of its lenders to obtain waivers, waiver extensions or debt maturity extensions. Management expects that the lenders will not demand immediate payment of the loans. Management plans to settle the loan interest and scheduled loan repayments with cash expected to be generated from operations, from financing activities and from proceeds from sale of vessels and vessel owning companies.
The unaudited interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the unaudited interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4. Transactions with Related Parties:
The amounts included in the accompanying consolidated balance sheets and unaudited interim condensed consolidated statements of operations are as follows:
	December 31, 2014	September 30, 2015
Balance Sheet
Due to related party – Cardiff Tankers Inc.	$(266)	$(40)
Due to related party – Fabiana Services S.A.	(1,000)	-
Due to related party – Vivid Finance Limited	(164)	(317)
Due to related party – Cardiff Drilling Inc.	(4,287)	-
Due to related party – Azara Services S.A.	(4,000)	-
Due to related party – Basset Holding Inc.	(3,000)	-
Due to related party – Deposit for vessel sold but not delivered (Note7)	-	(10,400)
Due to related party – Total	$(12,717)	$(10,757)

Due from related party – TMS Bulkers Ltd.	28,318	18,265
Due from related party – TMS Tankers Ltd.	9,903	298
Due from related party – Total	$38,221	$18,563

Advances for drillships under construction – Cardiff Drilling Inc., for the year/period	1,546	-
Vessels, net –TMS Bulkers Ltd./ TMS Tankers Ltd., for the year/period	530	-
Drilling rigs, drillships, machinery and equipment, net –Cardiff Drilling Inc., for the year/period	2,885	-

	Nine-month period ended September 30,
Statement of Operations	2014	2015
Service revenues, net – Cardiff Drilling Inc.	$12,451	$7,366
Voyage expenses – TMS Tankers Ltd.	(1,447)	(1,489)
Voyage expenses – TMS Bulkers Ltd.	(2,053)	(1,625)
Voyage expenses – Cardiff Tankers Inc.	(1,447)	(1,489)

General and administrative expenses:
- Consultancy fees – Fabiana Services S.A.	(2,750)	(2,245)
- Management fees – TMS Tankers Ltd.	(6,517)	(6,197)
- Management fees – TMS Bulkers Ltd.	(22,186)	(19,225)
- Consultancy fees – Vivid Finance Limited	(14,356)	(2,414)
- Consultancy fees – Azara Services S.A.	(1,875)	(1,092)
- Consultancy fees – Basset Holdings Inc.	(911)	(2,592)
- Amortization of DryShips' CEO stock based compensation	(4,917)	(4,983)
- Amortization of Ocean Rig's CEO stock based compensation	(1,304)	(1,395)
- Commissions for assets sold - TMS Tankers Ltd.	-	(4,840)
- Commissions for assets sold - TMS Bulkers Ltd.	-	(620)
- Interest expense – Ocean Rig	-	(1,430)
- Amortization and write off of financing fees – Ocean Rig	$-	$(1,851)

(Per day and per quarter information in the note below is expressed in United States Dollars/Euros)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:
TMS Bulkers Ltd. - TMS Tankers Ltd.:
Effective January 1, 2011, each of the Company's drybulk vessel-owning subsidiaries entered into new management agreements with TMS Bulkers Ltd. ("TMS Bulkers"), which replaced the Company's management agreements with Cardiff Marine Inc. ("Cardiff"), a related technical and commercial management company incorporated in Liberia, that were effective as of September 1, 2010 through December 31, 2010, and each of the Company's tanker ship-owning subsidiaries entered into new management agreements with TMS Tankers Ltd. ("TMS Tankers") (together, TMS Bulkers and TMS Tankers are hereinafter referred to as the "Managers"). The Managers are beneficially owned by Mr. George Economou, the Company's Chairman, President and Chief Executive Officer.
TMS Bulkers provides comprehensive drybulk ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Each new vessel management agreement provides for a fixed management fee, the same fee as was charged by Cardiff under the Company's previous management agreements effective from September 1, 2010, of Euro 1,500 ($1,672 based on the Euro/U.S. Dollar exchange rate at September 30, 2015) per vessel per day, which is payable in equal monthly installments in advance and can be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,545 ($1,722 based on the Euro/U.S. Dollar exchange rate at September 30, 2015). Effective January 1, 2015, the fixed management fee was adjusted by 3% to Euro 1,591 ($1,773 based on the Euro/U.S. Dollar exchange rate at September 30, 2015).
If TMS Bulkers is requested to supervise the construction of a newbuilding vessel, in lieu of the management fee, the Company will pay TMS Bulkers an upfront fee equal to 10% of the budgeted supervision cost. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate of Euro 500 (or $557 based on the Euro/U.S. Dollar exchange rate at September 30, 2015) per day.
TMS Tankers provides comprehensive tanker ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Tankers' commercial management services include operations, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Under the management agreements, TMS Tankers is entitled to a daily management fee per vessel of Euro 1,700 ($1,895 based on the Euro/U.S. Dollar exchange rate at September 30, 2015), payable in equal monthly installments in advance and may automatically be adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,751 ($1,952 based on the Euro/U.S. Dollar exchange rate at September 30, 2015). Effective January 1, 2015, the fixed management fee was adjusted by 3% to Euro 1,804 ($2,011 based on the Euro/U.S. Dollar exchange rate at September 30, 2015). TMS Tankers is entitled to a construction supervisory fee of 10% of the budgeted supervision cost for the vessels under construction, payable up front in lieu of the fixed management fee.
Under their respective agreements, the Managers are also entitled to (i) a discretionary incentive fee, (ii) a commission of 1.25% on charter hire agreements that are arranged by the Managers; and (iii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by the Managers.
In the event that the management agreements are terminated for any reason other than a default by the Managers or change of control of the vessel owning companies' ownership, the Company will be required to pay the management fee for a further period of three calendar months as from the date of termination. During the nine month period ended September 30, 2015, the Company incurred such charges amounting to $1,799, included in "General and administrative expenses" in the accompanying unaudited interim condensed consolidated statement of operations.
In the event of a change of control of the vessel owning companies' ownership, the Company will be required to pay the Managers a termination payment, representing an amount equal to the estimated remaining fees payable to the Managers under the then current term of the agreement which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:
TMS Bulkers Ltd. - TMS Tankers Ltd. - continued:
Each management agreement has an initial term of five years and will be automatically renewed for a five-year period and thereafter extended in five-year increments, unless the Company provides notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.
Transactions with TMS Bulkers and TMS Tankers in Euros are settled on the basis of the average U.S. Dollar rate on the invoice date.
George Economou: As the Company's Chairman, President, Chief Executive Officer and principal shareholder, with a 17.6% shareholding as of September 30, 2015, Mr. George Economou has the ability to exert influence over the operations of the Company. On June 8, 2015, Ocean Rig successfully completed the offering of 28,571,428 shares of its common stock, par value $0.01 per share, at a price of $7.00 per share. As part of the offering, Mr. George Economou, purchased $10,000, or 1,428,571 shares, of common stock in the offering at the public offering price. As of September 30, 2015, Mr. George Economou has a 5.4% shareholding in Ocean Rig.
Cardiff Marine Inc: On January 2, 2014, the Company entered into an agreement with certain clients of Cardiff, a company controlled by Mr. George Economou, for the grant of seven rights of first refusal to acquire seven Newcastlemax newbuildings, should they wish to sell these vessels at some point in the future. The Company may exercise any one, several or all of the rights. Each right is valid until one day before the contractual date of delivery of each vessel. These newbuildings are scheduled for delivery between the fourth quarter of 2015 and the fourth quarter of 2016.
Cardiff Drilling Inc: Effective January 1, 2013, Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig, the Company's affiliate, entered into a Global Services Agreement with Cardiff Drilling Inc. ("Cardiff Drilling") a company controlled by Mr. George Economou, pursuant to which Ocean Rig Management engaged Cardiff Drilling to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by Ocean Rig. Under the Global Services Agreement, Cardiff Drilling, or its subcontractor, (i) provides consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of Ocean Rig and its subsidiaries; and (ii) identifies, sources, negotiates and arranges the sale or purchase of the offshore assets of Ocean Rig and its subsidiaries. In consideration of such services, Ocean Rig will pay Cardiff Drilling a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. Costs from the Global Services Agreement are expensed in the unaudited interim condensed consolidated statements of operations or capitalized as a component of "Advances for drillships under construction and related costs" being a directly attributable cost to the construction, as applicable.
Transactions with Cardiff Drilling in Euros are settled on the basis of the average USD rate on the invoice date.
Other: On April 30, 2015, the Company through its subsidiaries, entered into ten Memoranda of Agreements with entities controlled by Mr. George Economou for the sale of four Suezmax tankers and six Aframax tankers (Note 7). On September 9, 2015, the Company entered into sales agreements with entities controlled by Mr. George Economou for the sale of 13 Capesize and four Panamax bulk carriers (Note 7).

Fabiana Services S.A.: Under the consultancy agreements effective from February 3, 2008, between the Company and Fabiana Services S.A. ("Fabiana"), a related party entity incorporated in the Republic of the Marshall Islands, Fabiana provides consultancy services relating to the services of Mr. George Economou in his capacity as Chief Executive Officer of the Company. The annual remuneration to be awarded to Fabiana under the consultancy agreement is Euro 2,700 ($3,009 based on the Euro/U.S. Dollar exchange rate at September 30, 2015).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:
Fabiana Services S.A. - continued:
On August 19, 2014, the Compensation Committee approved that a bonus in the form of 1,200,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2013. The shares vest over a period of three years with 400,000 shares vesting on December 31, 2014, 400,000 shares vesting on December 31, 2015, and 400,000 vesting on December 31, 2016. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $3.26 per share.
On December 30, 2014, the Compensation Committee approved that a bonus in the form of 2,100,000 shares of the Company's common stock, with par value $0.01, and a cash bonus of $1,000 be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2014. The shares vest over a period of three years with 700,000 shares vesting on December 31, 2015, 700,000 shares vesting on December 31, 2016, and 700,000 shares vesting on December 31, 2017. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $1.07 per share. The shares were issued during the first quarter of 2015.
Azara Services S.A.: Under the consultancy agreement entered on September 9, 2013 and effective from January 1, 2013, between one of the wholly owned subsidiaries of Ocean Rig, and Azara Services S.A. ("Azara"), a related party entity incorporated in the Republic of the Marshall Islands, Azara provides consultancy services relating to the services of Mr. George Economou in his capacity as Chief Executive Officer of Ocean Rig. The annual remuneration to be awarded to Azara under the consultancy agreement is $2,500 in cash.
On August 19, 2014, Ocean Rig's Compensation Committee approved a bonus in the form of $2,500 cash and 150,000 shares of Ocean Rig's common stock to Azara, relating to the services of Mr. George Economou as Chief Executive Officer of Ocean Rig, rendered during 2013. The shares vest over a period of three years with 50,000 shares vesting on December 31, 2014, 50,000 shares vesting on December 31, 2015 and, 50,000 vesting on December 31, 2016. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $18.37 per share.
On December 30, 2014, Ocean Rig's Compensation Committee approved a bonus in the form of $4,000 cash and 300,000 shares of Ocean Rig's common stock to Azara, relating to the services of Mr. George Economou as Chief Executive Officer, rendered during 2014. The shares vest over a period of three years with 100,000 shares vesting on December 31, 2015, 100,000 shares vesting on December 31, 2016, and 100,000 vesting on December 31, 2017. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of Ocean Rig shares on the grant date of $9.46 per share.
Basset Holdings Inc.: Under the consultancy agreement effective from January 1, 2015, between the Company and Basset Holdings Inc. ("Basset"), a related party entity incorporated in the Republic of Marshall Islands, Basset provides consultancy services relating to the services of Mr. Anthony Kandylidis in his capacity as Executive Vice President of the Company. The annual remuneration to be awarded to Basset under the consultancy agreement is Euro 0.45 million ($0.5 million based on the Euro/U.S. Dollar exchange rate as of September 30, 2015) and includes a sign on bonus of $2,000.
Under the Consultancy Agreement effective from June 1, 2012, between a wholly owned subsidiary of Ocean Rig and Basset, a related party entity incorporated in the Republic of the Marshall Islands, Basset provides consultancy services relating to the services of Mr. Anthony Kandylidis in his capacity as Executive Vice President of Ocean Rig. The annual remuneration to be awarded to Basset under the consultancy agreement was Euro 0.9 million ($1.0 million based on the Euro/U.S. Dollar exchange rate at September 30, 2015). Effective January 1, 2015, the annual remuneration was reduced to Euro 0.45 million ($0.5 million based on the Euro/U.S. Dollar exchange rate as of September 30, 2015). On August 20, 2013, August 19, 2014 and December 30, 2014, the Compensation Committee of Ocean Rig approved that a cash bonus of $3,000, $4,000 and $3,000, respectively be paid to Basset for the contribution of Mr. Anthony Kandylidis for Executive Vice President's services.
Basset is also the owner of 114,286 shares of Ocean Rig's common stock, as of September 30, 2015.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:
Steel Wheel Investments Limited: Steel Wheel Investments Limited ("Steel Wheel"), a company controlled by the Company's Executive Vice President, Mr. Antony Kandylidis, is the owner of 1,570,226 shares of Ocean Rig's common stock, as of September 30, 2015.
Cardiff Tankers Inc.: Under certain charter agreements for the Company's tankers, Cardiff Tankers Inc. ("Cardiff Tankers"), a related party entity incorporated in the Republic of the Marshall Islands, provides services related to the sourcing, negotiation and execution of charters, for which it is entitled to a 1.25% commission on charter hire earned by those tankers.
Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010, between the Company and Vivid Finance Limited ("Vivid"), a company controlled by Mr. George Economou, Vivid provides the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments, and (iii) the raising of equity or debt in the capital markets. In exchange for its services, Vivid is entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; or (ii) at any time by the mutual agreement of the parties.
Effective January 1, 2013, the Company amended its agreement with Vivid to limit the scope of the services provided under the agreement to DryShips and its subsidiaries or affiliates, except for Ocean Rig and its subsidiaries. In essence, post-amendment, the consultancy agreement between DryShips and Vivid is in effect for the Company's tanker and drybulk shipping segments only. Effective January 1, 2013, Ocean Rig Management, a wholly-owned subsidiary of Ocean Rig, entered into a new consultancy agreement with Vivid, on the same terms and conditions as in the consultancy agreement, dated as of September 1, 2010, between DryShips and Vivid, except that under the new agreement, Ocean Rig is obligated to pay directly the fee of 0.20% to Vivid on the total transaction amount in consideration of the services provided by Vivid in respect of Ocean Rig's offshore drilling business, whereas under the consultancy agreement between DryShips and Vivid, this fee was paid by DryShips.
Effective September 1, 2015, the Company amended its agreement with Vivid to extent its duration for a period of five years.
Ocean Rig UDW Inc.: On November 18, 2014, the Company entered into a $120,000 Exchangeable Promissory Note (the "Note") with Ocean Rig. The Note from Ocean Rig to the Company bore interest at a LIBOR plus margin rate and was due in May 2016. Ocean Rig had the option to exchange this Note for its common shares owned by the Company at a fixed price per share, provided the Company's $200,000 Secured Bridge Credit facility had been repaid in full. If such exchange occurred, the margin of the Note would be reduced from inception.  The above terms were amended with relevant supplemental agreements on the Company's $200,000 Secured Bridge Credit facility.  On June 4, 2015, the Company and Ocean Rig signed an amendment under the $120,000 Note to, among other things, partially exchange $40,000 of the Note for 4,444,444 of Ocean Rig's shares owned by the Company, amend the interest of the Note and pledge an amount of 20,555,556 of Ocean Rig shares owned by the Company. On August 13, 2015, the Company signed an agreement with Ocean Rig to repay the remaining outstanding balance of $80,000 owed to Ocean Rig under the $120,000 Note, and transferred 17,777,778 shares of Ocean Rig previously owned by the Company to Ocean Rig as full payment of the outstanding balance under the Note. The remaining 2,777,778 shares of Ocean Rig, which were pledged, were released and returned to the Company.
Following this transfer, the Company's direct ownership in Ocean Rig is 40.4%. During the nine-month period ended September 30, 2015, the Company incurred interest expense and amortization and write off of financing fees amounting to $3,281 under this loan agreement.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:
Dividends
On February 24, 2015, Ocean Rigs' Board of Directors declared its fourth quarterly cash dividend with respect to the quarter ended December 31, 2014, of $0.19 per common share, to Ocean Rig shareholders of record as of March 10, 2015. The dividend was paid in March 2015.
On May 6, 2015, Ocean Rig's Board of Directors declared its fifth quarterly cash dividend with respect to the quarter ended March 31, 2015, of $0.19 per common share, to Ocean Rig shareholders of record as of May 22, 2015. The dividend was paid in May 2015.
On July 29, 2015, Ocean Rig's Board of Directors decided to suspend its quarterly dividend until market conditions improve.
5. Other Current Assets
The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31, 2014	September 30, 2015
Inventories	$20,304	$4,137
Deferred operating expenses	66,169	-
Prepayments and advances	28,071	3,842
Insurance claims (Note 14)	7,201	1,331
Other	3,719	161
	$125,464	$9,471
6. Advances for Drillships under Construction and Related Costs:
The amount shown in the accompanying consolidated balance sheet as at December 31, 2014 include milestone payments relating to the drillships building contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the Consolidated Financial Statements for the year ended December 31, 2014.
The movement of the account during the nine-month period ended September 30, 2015, was as follows:
September 30, 2015
Balance at December 31, 2014	$623,984
Advances for drillships under construction and related costs	465,649
Drillships delivered	(728,393)
Deconsolidation of Ocean Rig	(361,240)
Balance at September 30, 2015	$-

Ocean Rig
From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and its advances for drillships under construction and related costs are not consolidated in the Company's balance sheet as of September 30, 2015 and, consequently, additional disclosures for Ocean Rig's advances for 2015 have not been included.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

7. Vessels, Drilling Rigs, Drillships, Machinery and Equipment, net:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
Vessels:
	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2014	$2,873,951	$(732,334)	$2,141,617
Vessels transfer to held for sale	(591,385)	-	(591,385)
Vessels disposals	(540,542)	-	(540,542)
Impairment loss	(1,742,024)	803,962	(938,062)
Depreciation	-	(71,628)	(71,628)
Balance, September 30, 2015	$-	$-	$-
As of September 30, 2015, all of the Company's vessels, except for the vessels Rapallo and Byron, have been pledged as collateral to secure the bank loans (Note 10).

On March 30, 2015, the Board of Directors of the Company approved the entering into sales agreements with entities controlled by the Company's Chairman and Chief Executive Officer, Mr. George Economou, to sell its four Suezmax tankers, Vilamoura, Lipari, Petalidi and Bordeira, for an en-bloc sales price of $245,000. In addition, it entered into agreements with entities controlled by Mr. George Economou to potentially sell its six Aframax tankers, Belmar, Calida, Alicante, Mareta, Saga and Daytona, for an en-bloc sales price of $291,000, as long as they confirmed their unconditional acceptance by June 30, 2015. The Company classified the vessels as "held for sale" as at March 31, 2015, as all criteria required for their classification as "Vessels held for sale" were met and a charge of $56,631, included in "Impairment loss and loss from sale of vessels and vessel owning companies" in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2015, was recognized as a result of the reduction of the vessels' carrying amount to their fair value less cost to sell. On April 30, 2015, the Company concluded ten Memoranda of Agreements for an agreed sales price of $536,000. On May 6, 2015 and under the terms of the agreements, the purchasers paid $49,000 representing the upfront 20% for the four Suezmax tankers to the Company. On July 8, 2015 and under the terms of the agreements, the purchasers paid $58,200 representing the upfront 20% for the six Aframax tankers to the Company. On July 16, 2015, July 21, 2015, July 24, 2015, July 27, 2015, August 6, 2015, August 7, 2015, August 19, 2015, August 25, 2015 and September 10, 2015 the tankers Petalidi, Bordeira, Lipari, Belmar, Saga, Mareta, Vilamoura, Calida and Daytona, respectively were delivered to their new owners.
On September 9, 2015, the Company entered into sales agreements with entities controlled by Mr. George Economou, the Company's Chairman and Chief Executive officer, for the sale of the vessel owning companies of 14 vessels (ten Capesize bulk carriers': Rangiroa, Negonego, Fakarava, Raiatea, Mystic, Robusto, Cohiba, Montecristo, Flecha and  Partagas, and four Panamax bulk carriers': Woolloomooloo, Saldanha, Topeka and Helena) and the sale of three Capesize bulk carriers (Manasota,  Alameda and Capri) for an aggregate price of $377,000, including their existing employment agreements and the assumption of $236,716 of debt, associated with some of the vessels.

On September 17, 2015 and September 22, 2015 the shares of the vessel owning company of the vessel Mystic and the vessel Capri, respectively were delivered to their new owners. In this respect, a charge of $58,619, included in "Impairment loss and loss from sale of vessels and vessel owning companies", in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2015 was recognized.

The Company has classified the remaining two vessels and the assets and liabilities of the remaining 13 vessel owning companies as "held for sale" on September 30, 2015, as all criteria required for their classification as " held for sale" were met. In this respect, a charge of $316,471, included in "Impairment loss and loss from sale of vessels and vessel owning companies" in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2015, was recognized as a result of the reduction of the vessels' carrying amount to their fair value less cost to sell.

As of the date of this report, lenders consent has been received for the sale of the vessel owning companies of ten vessels while the sale of the vessel owning companies of three vessels (Rangiroa, Negonego and Fakarava) is subject to the consent of the lenders of the secured debt on the vessels, expected to be obtained within the next 12 months.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

7. Vessels, Drilling Rigs, Drillships, Machinery and Equipment, net - continued:
In addition, on September 30, 2015, the Company classified all the remaining vessels in the fleet, comprised of 20 Panamax and two Supramax bulk carriers, as held for sale, as all criteria required for their classification were met and recognized an additional charge of $422,404, included in "Impairment loss and loss from sale of vessels and vessel owning companies" in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2015, as a result of the reduction of the vessels' carrying amount to their fair value less cost to sell.

The impairment review performed prior to the entering into the agreements for the sale of the Company's vessels and vessel owning companies, has indicated also that one of the Company's vessels, with a carrying amount of $95,937 should be written down to its fair value as determined based on the valuations of the independent valuators, resulting in a charge of $83,937, which was included in "Impairment loss and loss from sale of vessels and vessel owning companies", in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2015 (Note 11). The amounts of "Assets held for sale" and "Liabilities held for sale" in the accompanying consolidated balance sheets are analyzed as follows:
Total assets

Cash and cash equivalents	$772
Restricted cash	4,830
Accounts receivable trade, net	1,830
Due from related parties – TMS Bulkers Ltd. (Note 4)	10,291
Inventories	1,345
Prepayments and advances	1,055
Insurance claims	36
Vessels held for sale	591,385
Total assets held for sale	$611,544

Total liabilities

Bank debt	$236,185
Accounts payable	2,813
Accrued liabilities	4,223
Deferred revenues	1,996
Total liabilities held for sale	$245,217

As of September 30, 2015, substantially all of the Company's net income relates to vessels held for sale.
According to ASU 2014-08, "Presentation of Financial Statements and Property, Plant and Equipment", the sale of the Company's vessels and vessel owning companies does not represent a strategic shift, hence no presentation of discontinued operations is required.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

7. Vessels, Drilling Rigs, Drillships, Machinery and Equipment, net - continued:
Drilling rigs, drillships, machinery and equipment:
Ocean Rig
From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method, and its drilling rigs, drillships, machinery and equipment are not consolidated in the Company's balance sheet as of September 30, 2015 and, consequently, additional disclosures for Ocean Rig's fixed assets for 2015 have not been included.
	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2014	$7,393,173	$(1,133,426)	$6,259,747
Additions	806,353	-	806,353
Depreciation	-	(154,481)	(154,481)
Deconsolidation of Ocean Rig	(8,199,526)	1,287,907	(6,911,619)
Balance September 30, 2015	$-	$-	$-

8. Other Non-Current Assets:
The amounts included in the accompanying consolidated balance sheets are as follows:
	December 31, 2014	September 30, 2015
Deferred operating expenses	$43,327	$-
Security deposits for derivatives	550	1,000
Prepaid investments	57,910	-
Intangible assets, net	4,732	-
Above-market acquired time charter contracts	1,373	-
Total	$107,892	$1,000

9. Investment in Affiliates:
On June 8, 2015, following an equity offering of Ocean Rig, the Company's ownership decreased to 47.2% and accordingly, the Company lost its controlling financial interest and deconsolidated Ocean Rig from its financial statements. From that date onwards, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company and the investment in Ocean Rig has been accounted for under the equity method due to the Company's significant influence over Ocean Rig.
On June 8, 2015, based on the equity method, the Company recorded an investment in Ocean Rig of $514,047, which represents the fair value of the common stock that was held by the Company on such date, with a closing market price of $6.96 per share. As at September 30, 2015, the market value of the investment was $119,449 based on the Ocean Rig closing price of $2.13. On June 8, 2015, the Company calculated a loss due to deconsolidation of $1,347,106, which was calculated as the fair value of the Company's equity method investment in Ocean Rig less the Company's 47.2% interest in Ocean Rig's net assets on June 8, 2015.
On August 13, 2015, following the repayment of the outstanding balance of $80,000 owed to Ocean Rig under the $120,000 Note and the transfer of 17,777,778 shares of Ocean Rig previously owned by the Company to Ocean Rig as full payment of the outstanding balance, the Company's interest in Ocean Rig decreased to 40.4%.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

9. Investment in Affiliates - continued:
The Company's equity in the earnings and capital transactions of Ocean Rig is shown in the accompanying condensed consolidated statements of income for the nine month period ended September 30, 2015, as "Equity in net earnings of affiliated company" and amounted to a gain of $37,409.
The affiliated entity, which is incorporated in the Marshall Islands and is accounted for under the equity method, is the following:
Entity	Participation % September 30, 2015
Ocean Rig UDW Inc	40.4%

The summarized financial information of the affiliate is as follows:
September 30, 2015
Current assets	$1,348,078
Non-current assets	7,277,322

Current liabilities	461,813
Non-current liabilities	$4,714,691

Nine-months ended September 30, 2015
Revenues	$1,272,473
Net income	$254,413

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)
10. Long-term Debt:
The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31, 2014	September 30, 2015
6.5% Drill Rigs Senior Secured Notes	800,000	-
7.25% Ocean Rig Senior Unsecured Notes	500,000	-
Secured Credit Facilities - Drybulk Segment	685,410	265,240
Secured Credit Facilities - Tanker Segment	277,913	24,047
Secured Bridge Credit Facility	200,000	40,000
$1.9 billion Secured Term Loan B Facility - Drilling Segment	1,876,250	-
$1.3 billion Senior Secured Term Loan B Facility – Drilling Segment	1,296,750	-
Less: Deferred financing costs	(118,710)	(1,744)
Total debt	5,517,613	327,543
Less: Current portion	(1,165,021)	(327,543)
Long-term portion	$4,352,592	$-

Ocean Rig Loans and Notes
From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and its long term debt is not consolidated in the Company's balance sheet as of September 30, 2015 and, consequently, additional disclosures for Ocean Rig's loans for 2015 have not been included.
Term bank loans and credit facilities
The bank loans are payable in U.S. Dollars in quarterly and semi-annual installments with balloon payments due at maturity between October 2015 and June 2025. Interest rates on the outstanding loans as at September 30, 2015, are based on LIBOR plus a margin.
On November 14, 2014, the Company entered into a facility agreement with ABN AMRO, for a secured bridge loan facility in an amount of $200,000. The loan was repayable through a single repayment installment. In connection with the ABN AMRO facility, on November 18, 2014, as required by that facility, Ocean Rig filed a prospectus supplement covering up to 78,301,755 of its common shares held by DryShips or its pledgees. Of the shares registered, 45,129,069 Ocean Rig shares were initially pledged by the Company to ABN AMRO under the terms of the ABN AMRO facility, which requires collateral coverage based on the prevailing 30-day Volume Weighted Average Price ("VWAP") at draw down. On January 9, 2015 and March 19, 2015, respectively, the Company provided additional security in relation to the ABN AMRO facility in the form of 8,000,000 and 12,500,000 Ocean Rig shares owned by the Company. During the nine-month period ended September 30, 2015, the Company made total prepayments of $160,000, under this loan agreement, while on June 2, 2015, 12,500,000 shares of Ocean Rig pledged by the Company to ABN AMRO were released and returned to the Company.
On May 26, 2015 and July 10, 2015, the Company made two prepayments of $15,000 and $10,034, respectively, under a loan agreement dated October 29, 2014. On August 18, 2015 the Company entered into a supplemental agreement to amend certain terms of the aforementioned loan.
During July, August, September and October 2015, following the delivery of the vessel Alicante to its new owners, discussed in Note 20 below, the Company repaid in full the loans of its tanker segment.
On July 29, 2015, the Company repaid in full the outstanding amount of $37,325 under the Secured Term Loan facility, dated July 23, 2008.
On August 20, 2015, the Company repaid in full the outstanding amount of $12,800 under of the loan dated October 2, 2007.
On August 21, 2015, the Company entered into a supplemental agreement to the loan agreement dated March 13, 2008, to extend the maturity of the loan to October 13, 2015.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

10. Long-term Debt - continued:
On August 21, 2015 the Company also repaid in full the outstanding amounts of $12,761 and $27,000, under the two loans dated May 13, 2008 and May 5, 2008, respectively.
$12.5 million Sellers credit
On March 15, 2013, the Company reached an agreement with a far eastern shipyard for a $12,500 sellers' credit to the Company.   This credit was repayable to the yard in one bullet repayment two years after date of drawdown and bore interest at 3% per annum. The Company agreed to provide a pledge of 1,602,500 shares in Ocean Rig that the Company owns, which pledge would be automatically released upon repayment of the credit. During March 2013, the Company drew down the amount of $12,500. On January 8, 2015, this credit was repaid in full by the Company. On the date of repayment and termination of the loan agreement, the Company was released from its obligations and 1,602,500 shares of Ocean Rig pledged by the Company to the shipyard were released and returned to the Company.
The aggregate available undrawn amounts under the Company's facilities at December 31, 2014 and September 30, 2015, were $0. The weighted-average interest rates on the above outstanding debt were: 6.62% for the nine-month period ended September 30, 2014 and 5.44% for the nine-month period ended September 30, 2015.
The above loans are secured by a first priority mortgage over the Company's vessels, corporate guarantees, first priority assignments of all freights, earnings, insurances and requisition compensation and pledges of the shares of capital stock of certain of the Company's subsidiaries. The loans contain covenants that restrict, without the bank's prior consent, changes in management and ownership of the vessels, the incurrence of additional indebtedness and mortgages of vessels and changes in the general nature of the Company's business. The loans also contain certain financial covenants relating to the Company's financial position, operating performance and liquidity, including maintaining working capital above a certain level. The Company's secured credit facilities impose operating and negative covenants on the Company and its subsidiaries. These covenants may limit DryShips' subsidiaries' ability to, among other things, without the relevant lenders' prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, and (vi) undergo a change in ownership or control.
As of September 30, 2015, the Company was not in compliance with certain loan-to-value ratios contained in certain of its loan agreements. These loan-to-value ratio shortfalls do not constitute events of default that would automatically trigger the full repayment of the loan. Based on the loan agreements, loan-to-value shortfalls may be remedied by the Company by providing additional collateral or repaying the amount of the shortfall. In addition, as of September 30, 2015, the Company was in breach of certain financial covenants, contained in the Company's loan agreements. Furthermore, the Company is in discussions to extend the maturity of a certain loan agreement which has lapsed. As a result of these incidents of non-compliance and of the cross default provisions contained in all of the Company's bank loan agreements, and in accordance with guidance related to the classification of obligations that are callable by the creditor, the Company has classified all of the amounts outstanding under its bank loans that were in breach as of September 30, 2015, amounting to $329,287, as current at September 30, 2015.
Total interest incurred on long-term debt and amortization of debt issuance costs, including capitalized interest, for the nine-month periods ended September 30, 2014 and 2015, amounted to $279,527, and $175,776, respectively. These amounts net of capitalized interest are included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statements of operations.
The annual principal payments required to be made after September 30, 2015, including balloon payments, totaling $329,287 due through September 2016, are as follows:
September 30, 2016	$329,287
Total principal payments	329,287
Less: Deferred financing costs	(1,744)
Total debt	$327,543

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

11. Financial Instruments and Fair Value Measurements:
ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.
The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets.
The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company has entered in the past into forward freight agreements ("FFA") and foreign currency forward contracts in order to manage risks associated with fluctuations in charter rates and foreign currencies, respectively. All of the Company's derivative transactions are entered into for risk management purposes.
As of September 30, 2015, the Company had nine interest rate swap agreements outstanding, of $337,974 notional amount, maturing from May 2016 through July 2017.
Fair Values of Derivative Instruments in the Balance Sheets:
		Asset Derivatives			Liability Derivatives
Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2014 Fair value	September 30, 2015 Fair value	Balance Sheet Location	December 31, 2014 Fair value	September 30, 2015 Fair value
Interest rate swaps	Financial instruments-current assets	$-	$-	Financial instruments-current liabilities	$30,447	$5,418
Interest rate swaps	Financial instruments-non-current assets	11,086	193	Financial instruments-non-current liabilities	10,420	247
Total derivatives not designated as hedging instruments		$11,086	$193		$40,867	$5,665
Total derivatives		$11,086	$193	Total derivatives	$40,867	$5,665

During the nine-month periods ended September 30, 2014 and 2015, the losses transferred from accumulated other comprehensive loss to the unaudited interim condensed consolidated statements of operations were $415 and $361, respectively.
		Amount of Gain/(Loss)
		Nine-month period ended September 30,
Derivatives not designated as hedging instruments	Location of Loss Recognized	2014	2015
Interest rate swaps	Loss on interest rate swaps	$(7,845)	$(12,319)
Total		$(7,845)	$(12,319)
The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, accounts payable, other current liabilities and due to / due from related parties reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts.  Assets and liabilities held for sale are stated at fair value less cost to sell. The fair value of credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for the floating rate loans. The carrying value of non-current restricted cash receiving floating interest rate approximates the fair value. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

11. Financial Instruments and Fair Value Measurements - continued:
The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.
	September 30, 2015	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)

Recurring measurements:
Interest rate swaps - asset position	$193	$-	$193	$-
Interest rate swaps - liability position	(5,665)	-	(5,665)	-
Total	$(5,472)	$-	$(5,472)	$-
The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of the valuation date.
	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Non-Recurring measurements:
Investment in affiliate (Note 9)	514,047	-	-
Assets held for sale	611,544	-	-
Liabilities held for sale	245,217	-	-
Total	1,370,808	-	-

On June 8, 2015, the Company recognized a loss due to the deconsolidation of Ocean Rig of $1,347,106, which was calculated as the fair value of the Company's equity method investment in Ocean Rig less the Company's 47.2% interest in Ocean Rig's net assets on June 8, 2015 (Note 9).

In accordance with the provisions of relevant guidance, ten tanker vessels held for sale with a carrying amount of $587,271, were written down to their fair value as determined based on the agreed sale prices, resulting in a charge of $56,631, which was included in "Impairment loss and loss from sale of vessels and vessel owning companies" in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2015 (Note 7).
The impairment review performed prior to the entering into the agreements for the sale of the Company's vessels and vessel owning companies, indicated also that one of the Company's vessels, with a carrying amount of $95,937 should be written down to its fair value as determined based on the valuations of the independent valuators, resulting in a charge of $83,937, which was included in "Impairment loss and loss from sale of vessels and vessel owning companies"  in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2015 (Note 7).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

11. Financial Instruments and Fair Value Measurements - continued:
Following the sale agreements for the sale of 14 vessel owning companies and three vessels, (Note 7)  the associated 17 vessels held for sale with carrying amount of $748,320, were written down to their fair values as determined based on the agreed sale prices resulting in a charge of $375,090, included in "Impairment loss and loss from sale of vessels and vessel owning companies"  in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2015.
Furthermore due to their classification as held for sale (Note 7), 22 vessels, were written down to their fair value as determined based on the valuations of the independent valuators, resulting in a charge of $422,404, which was included in "Impairment loss and loss from sale of vessels and vessel owning companies" in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2015.
12. Common Stock and Additional Paid-in Capital:
Net loss Attributable to DryShips and Transfers to the Non-controlling Interest:
The following table represents the effects of any changes in DryShips ownership interest in a subsidiary on the equity attributable to the shareholders of DryShips.
	Nine-month period ended September 30,
	2014	2015

Net loss attributable to DryShips Inc.	$(23,515)	$(2,319,442)
Transfers to the non-controlling interest:
Decrease in DryShips Inc. equity for reduction in subsidiary ownership	(4,425)	(49,275)
Net transfers to the non-controlling interest	(4,425)	(49,275)
Net loss attributable to DryShips Inc. and transfers to the non-controlling interest	$(27,940)	$(2,368,717)

13. Equity Incentive Plan:
DryShips Inc.
On August 19, 2014, the Compensation Committee approved that a bonus in the form of 1,200,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2013. The shares vest over a period of three years, with 400,000 shares vesting on December 31, 2014, 400,000 shares vesting on December 31, 2015, and 400,000 vesting on December 31, 2016. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $3.26 per share. As of September 30, 2015, 400,000 of these shares have been vested.
On December 30, 2014, the Compensation Committee approved that a bonus in the form of 2,100,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2014. The shares vest over a period of three years, with 700,000 shares vesting on December 31, 2015, 700,000 shares vesting on December 31, 2016, and 700,000 vesting on December 31, 2017. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $1.07 per share. As of September 30, 2015, none of these shares have been vested.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

 13. Equity Incentive Plan - continued:
DryShips Inc. – continued:
A summary of the status of the Company's non-vested shares as of December 31, 2014 and the movement during the nine-month period ended September 30, 2015, is presented below. There were no shares granted and no shares forfeited in the nine-month period ended September 30, 2015.
	Number of non-vested shares	Weighted average grant date fair value per non-vested shares
Balance December 31, 2014	7,233,333	$3.81
Granted	-	-
Vested	(333,333)	2.01
Balance September 30, 2015	6,900,000	$3.89

As of December 31, 2014 and September 30, 2015, there was $12,589 and $7,606, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a period of four years.
The amounts of $4,918 and $4,983, represent the stock based compensation expense for the nine-month periods ended September 30, 2014 and 2015, respectively and are recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statements of operations. The total fair value of shares vested during the nine-month periods ended September 30, 2014 and 2015, was $670 and $670, respectively.
From June 8, 2015, Ocean Rig has been considered as an affiliated entity and not as a controlled subsidiary of the Company. As a result, Ocean Rig has been accounted for under the equity method and consequently, additional disclosures for Ocean Rig's equity incentive plan for 2015 have not been included.
14. Commitment and Contingencies:
14.1 Legal proceedings
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping and drilling business.
As part of the normal course of operations, the Company's customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.
The Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

14. Commitment and Contingencies – continued:
14.2 Contractual charter revenue
Future minimum contractual charter revenue, based on vessels committed to non-cancelable, long-term time contracts as of September 30, 2015, amount to $1,589 for the twelve months ending September 30, 2016. This amount does not include any assumed off-hire. Under the June 25, 2015, agreement discussed below, the Company amended 11 charter agreements with significantly lower charter rates.
Under seven of the Company's charter agreements, the charterer had the option to (i) acquire the vessels at fair market value as determined by two independent brokers, at the date that the options were exercised, less $5,000 per vessel or, (ii) to require a cash payout of $5,000 per charter agreement in which case the charter agreement would automatically be terminated on the date of completion of the current voyage. These options were exercisable beginning late March 2015 and throughout the term of the charter agreements which expired through 2020. On June 25, 2015, the Company concluded an agreement with the charterer under which, the charterer agreed to forgo the exercise of the purchase option under the seven charter agreements in exchange for a reduction of $35,000 in overdue receivables, $5,000 cash payment to the Company and write off the remaining $16,471 in overdue receivables as of May 31, 2015, against to "Voyage revenues". Out of the $35,000, the $6,759 has been amortized, while the remaining $28,241 were written off as "Loss on contract cancellation". As part of the transaction, new time charters were agreed for a period of over four years.
15. Interest and Finance Costs:
The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:
	Nine-month period ended September 30,
	2014	2015

Interest incurred on long-term debt	$235,497	$147,026
Interest, amortization and write off of financing fees on loan from affiliate	-	3,281
Amortization and write-off of financing fees	44,030	25,469
Discount on receivable from drilling contract	-	4,048
Amortization of convertible notes discount	36,469	-
Amortization of share lending agreement-note issuance costs	2,225	-
Premium on 9.5% Senior Unsecured Notes	26,546	-
Other	5,645	1,332
Capitalized interest	(29,256)	(12,060)
Total	$321,156	$169,096

16. Segment Information:
The Company has currently two reportable segments from which it derives its revenues: Drybulk and Tanker segments, and until the deconsolidation of Ocean Rig on June 8, 2015, the Company had also a Drilling segment. The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The Drybulk business segment consists of transportation and handling of Drybulk cargoes through ownership and trading of vessels. The Drilling business segment consisted of the deepwater drilling rig services of the drilling rigs and drillships through ownership of drilling rigs and drillships. The Tanker business segment consists of vessels for the transportation of crude and refined petroleum cargoes.
The tables below present information about the Company's reportable segments as of and for the nine-month periods ended September 30, 2014 and 2015.
The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

16. Segment Information – continued:
The Company measures segment performance based on net income/(loss). Summarized financial information concerning each of the Company's reportable segments is as follows:
	Drybulk Segment		Tanker Segment		Drilling Rigs Segment		Total

	Nine-month period ended September 30,		Nine-month period ended September 30,		Nine-month period ended September 30,		Nine-month period ended September 30,
	2014	2015	2014	2015	2014	2015	2014	2015
Revenues from external customers	$151,593	$99,938	$117,809	$120,316	$1,317,711	$725,805	$1,587,113	$946,059
Income tax expense	-	-	-	-	(41,873)	(36,931)	(41,873)	(36,931)
Net income/(loss)	(127,000)	(1,042,284)	1,000	(23,959)	172,592	(1,214,170)	46,592	(2,280,413)

	December 31, 2014	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014	September 30, 2015
Total assets	$1,741,235	$1,164,415	$652,375	$74,943	$8,095,212	$-	$10,488,822	$1,239,358

A reconciliation of total segment assets with the consolidated amounts is as follows:
Total Assets	December 31, 2014
Total Assets for reportable segments	$10,488,822
Elimination of intersegment receivables	(117,219)
Total consolidated Assets	$10,371,603

17. Losses per Share:
The Company calculates basic and diluted losses per share as follows:
	Nine-month period ended September 30,
	2014			2015
	Loss (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Loss (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net loss attributable to DryShips Inc	(23,515)	-	-	(2,319,442)	-	-
Less: Allocation of undistributed earnings to non-vested stock	(533)	-	-	(570)	-	-
Basic and diluted LPS
Loss attributable to common stockholders	$(24,048)	411,999,014	$(0.06)	$(2,320,012)	664,882,270	$(3.49)

For the nine-month periods ended September 30, 2014 and 2015 and given that the Company incurred losses, the effect of including any potential common shares in the denominator of diluted per-share computations would have been anti-dilutive and therefore, basic and diluted losses per share are the same.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

18. Non-controlling Interests:
The following table represents the changes in DryShips non-controlling interests:
	Nine-month period ended September 30,
	2014	2015

Balance at the beginning of the period	$1,218,062	$1,297,567
Net income/(loss) for the period	70,107	39,029
Decrease in DryShips equity for reduction in subsidiary ownership (Notes 12 and 13)	3,698	50,023
Amortization of stock based compensation	1,226	841
Dividends declared	(20,483)	(20,525)
Other equity components	-	518
Other comprehensive income	(59)	115
Deconsolidation of Ocean Rig	-	(1,367,568)
Balance at the end of the period	$1,272,551	$-

19. Income Taxes:
Neither the Republic of the Marshall Islands nor Malta imposes a tax on international shipping income earned by a "non-resident" corporation. Under the laws of the Republic of the Marshall Islands and Malta, the countries in which the Company and the vessels owned by subsidiaries of the Company are registered and the Company's subsidiaries (and their vessels) are subject to registration fees and tonnage taxes, as applicable, which have been included in Vessels' operating expenses in the accompanying unaudited interim condensed consolidated statements of operations.
The Marshall Islands and Malta, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, each grants an "equivalent exemption" to United States corporations with respect to each type of shipping income earned by the Company's ship-owning subsidiaries. Therefore, the ship-owning subsidiaries will be exempt from United States federal income taxation with respect to U.S.-source shipping income if they satisfy the 50% Ownership Test. The Company believes that each of the Company's Marshall Islands and Malta ship-owning subsidiaries will be entitled to exemption from U.S. federal income tax in respect of their U.S. source shipping income.
Ocean Rig operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which Ocean Rig operates have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there is not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2015
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

20. Subsequent Events:
20.1 On October 1, 2015, the vessel Manasota was delivered to its new owners and the Company repaid in full the respective tranche of its loan amounting to $19,212.

20.2 On October 13, 2015, the vessels Raiatea, Robusto, Cohiba, Montecristo, Flecha, Partagas, Woolloomooloo, Saldanha, Topeka and Helena were delivered to their new owner who also assumed in full the bank debt which had a balance of $130,926.
20.3 On October 16, 2015, the Company made a prepayment of $40,000 and repaid in full the loan agreement dated November 14, 2014.
20.4 On October 21, 2015, the Company acquired approximately 98% equity stake in Nautilus OffShore Services Inc. ("Nautilus") for a purchase price of $87 million plus the assumption of approximately $33 million of net debt.

Nautilus indirectly through its subsidiaries owns six Offshore Supply Vessels of which four are Oil Spill Recovery Vessels (OSRVs) and two are Platform Supply Vessels (PSVs), all of which are on time charter to Petrobras until certain dates through 2017. The vessels are managed by TMS OffShore Services Inc., an entity controlled by the Company's Chief Executive Officer, Mr. George Economou.

20.5 On October 21, 2015, as amended on November 11, 2015, the Company entered into a secured revolving credit facility of up to $60,000 with an entity controlled by Mr. George Economou. The loan is secured by the shares that the Company holds in Ocean Rig and in Nautilus, and by a first priority mortgage over one Panamax dry-bulk carrier. The loan has a tenor of three years. Under this agreement, the lender has the right to convert a portion of the outstanding loan into shares of the Company's common stock or into shares of common stock of Ocean Rig held by the Company. The conversion will be based on the volume weighted average price of either stock plus a premium. Furthermore, the Company, as the borrower under this agreement, has the right to convert $10,000 of the outstanding loan into 100,000,000 preferred shares. These shares will have 5 votes each and will be mandatorily converted into common stock, on a one for one basis, within 3 months after issuance.
20.6 On October 29, 2015, the vessel Alicante was delivered to its new owners and the Company repaid the associated secured loan of $24,047.
20.7 On November 2, 2015, the Company concluded two Memoranda of Agreement to sell its two Supramax vessels, the Byron and the Galveston, for an aggregate sales price of $12,300. The vessels were delivered to their new owners on November 25, 2015 and November 30, 2015, respectively.

20.8 On November 6, 2015, the Company repaid in full the Nautilus assumed bank debt, of $45,535.

20.9 On November 24, 2015, the Company acquired the remaining approximately 2% equity stake in Nautilus.